September 20, 2013

Andrew D. Mew
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549

Re:	Overstock.com, Inc. Form 10-K for the Fiscal Year Ended December 31, 2012 Filed February 21, 2013
Definitive Proxy Statement filed on Schedule 14A
Filed March 20, 2013
File No. 0-49799

Dear Mr. Mew:

Below are the responses of Overstock.com, Inc. (the "Company," "we", "us", or "our"), to comments received from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") by letter dated September 6, 2013, with respect to the Company's Form 10-K for the Fiscal Year Ended December 31, 2012 filed with the Commission on February 21, 2013, and the Definitive Proxy Statement on Schedule 14A filed with the Commission on March 20, 2013, File No. 0-49799.

For your convenience, each response is prefaced by the exact text of the Staff's corresponding comment in bold text.

Form 10-K for the Fiscal Year Ended December 31, 2012
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34
Revenue, page 43

1.
We read your disclosure, “[t]he primary reason for the increase in total revenue for the year ended December 31, 2012 was an increase of 10% in average order size, from $123 to $135, primarily due to a sales mix shift into more home and garden products, partially offset by a decrease of 3% in customer orders due to lower conversion rates compared to last year.” We also note increases in direct and fulfillment gross margins for the year ended December 31, 2012 when compared to the same period in 2011 are primarily due to shifts in the sales mix into higher margin home and garden products. Explain to us and disclose if the shift in product mix is an evolving trend in your business model. In

Mr. Andrew Mew
September 20, 2013

this regard, explain to us and disclose if you intend on focusing your business on higher end merchandise with larger margins.

Our sales mix has evolved over time, including a trend in our sales mix toward home and garden products. We disclosed this on page 3 of the 2012 Form 10-K as follows:

For the years ended December 31, 2012, 2011 and 2010, the percentages of gross revenues contributed by similar classes of products were as follows:

Product Lines	2012	2011	2010
Home and garden (1)	66%	58%	55%
Jewelry, watches, clothing and accessories	16%	20%	23%
BMMG, electronics and computers	6%	10%	11%
Other	12%	12%	11%
Total	100%	100%	100%
(1) Home and garden includes home décor, bedding, bath, furniture, housewares, garden, patio and other related products.

The effects of this shift were discussed throughout the Form 10-K as follows (emphasis added):

“Revenues in 2012 increased 4% compared to 2011, largely due to increasing growth rates in the second half of the year; we posted 9% revenue growth in Q4 2012 compared to Q4 2011. The primary reason for the improvement this year was an increase of 10% in the average order size, from $123 to $135, which is largely due to a sales mix shift into the home and garden category.” (Executive Commentary, page 42)

“The primary reason for the increase in total revenue for the year ended December 31, 2012 was an increase of 10% in average order size, from $123 to $135, primarily due to a sales mix shift into more home and garden products, partially offset by a decrease of 3% in customer orders due to lower conversion rates compared to last year.” (Executive Commentary, page 43)

“The primary reason for the decrease in direct revenue for the year ended December 31, 2012 was a shift in sales mix, particularly in Apparel and Shoes, from a direct inventory-based model to a fulfillment partner-based model to reduce exposure from seasonal inventory and mark downs; partially offset by an increase in sales of home and garden products.” (Executive Commentary, page 44)

“The primary reason for the increase in fulfillment partner revenue for the year ended December 31, 2012 was an increase in sales of home and garden products; partially offset by decreases in sales of electronics, jewelry and watches and books and media.” (Executive Commentary, page 44)

“The 110 and 90 basis point increases in direct and fulfillment gross margins, respectively, for the year ended December 31, 2012 when compared to the same period in 2011 are primarily due to shifts in the sales mix into higher margin home and garden products and lower credit card fees, partially offset by higher returns-related and freight costs.” (Executive Commentary, page 45)

“The $28.1 million of net cash provided by operating activities during the year ended December 31, 2012 was primarily due to net income of $14.7 million, non-cash depreciation, amortization and stock compensation expense of $19.5 million, and an increase in deferred revenue of $10.4 million primarily

Mr. Andrew Mew
September 20, 2013

due to strong sales growth at the end of year and an increase in the amount of orders sold but not yet delivered to our customers due to shipping holidays near year-end, partially offset by a decrease in accounts payable of $7.9 million, an increase in accounts receivable of $5.8 million and an increase in inventory of $3.5 million primarily for home and garden products.” (MD&A; Liquidity, page 57)

In summary, we believe we have disclosed the shift in sales mix as a trend in our business, and we have discussed the effects of the shift in our Form 10-K. However, we do not know whether this shift will continue. We believe our risk factor disclosure discloses the uncertainty of our business model as a whole as follows:

“Our business model has evolved in the past and continues to do so. In prior years we have added additional types of services and product offerings and in some cases we have modified or discontinued those offerings. We may continue to try to offer additional types of products or services, and we cannot offer any assurance that any of them will be successful. From time to time we have also modified aspects of our business model relating to our product mix and the mix of direct/fulfillment partner sourcing of the products we offer. We may continue to modify this aspect of our business as well as other significant aspects of our business. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to the business. The additions and modifications to our business have increased the complexity of our business and placed significant strain on our management, personnel, operations, systems, technical performance, financial resources, and internal financial control and reporting functions. Future additions to or modifications of our business are likely to have similar effects. We may not be able to manage growth effectively, which could damage our reputation, limit our growth and negatively affect our operating results. Further, any new business or website we launch that is not favorably received by consumers could damage our reputation or the Overstock.com brand.” (Risk Factors, page 16)

In response to your request that we explain and disclose if we intend to focus our business on higher end merchandise with larger margins, we advise the Staff that although we have experienced and benefitted from the trend towards our home and garden category, our business model as disclosed in our 2012 Form 10-K, Our Business, page 1, is to “deal primarily in discount, replenishable and closeout merchandise.” This model includes a wide variety of product offerings, some of which have relatively low margins. We have not altered, nor do we currently intend to alter, that focus. However, if we do make a determination in the future to change our business focus in any material respect, we will include disclosure in future filings.

2. Accounting Policies, page F-6
Club O loyalty program, page F-13

2.
Refer to your disclosure, “[W]e recognize revenue for Club O reward dollars when customers redeem their reward dollars as part of a purchase at our Website. We recognize other income when Club O reward dollars expire or the likelihood of reward dollars being redeemed by a customer is remote ("reward dollar breakage"). Due to the program's short history, currently no reward dollar breakage is recognized until the reward dollars expire. However, in the future we plan to recognize such breakage based upon historical redemption patterns.” We note from footnote 19 you recognized other income related to gift card and Club O rewards breakage of $3.3 million in fiscal 2012, which was substantially in excess of the fiscal 2011 breakage amount of $0.9 million. Tell us and disclose the amount of breakage related to the Club O rewards program. Also,

Mr. Andrew Mew
September 20, 2013

tell us if the Club O rewards breakage in fiscal 2012 was entirely related to expiring reward dollars. In this regard, explain to us and disclose in your footnote why the Club O reward breakage increased substantially in fiscal 2012. Further, we note from your website that reward points expire only when participation in the Club O membership expires. Lastly, there are no reasons provided in your Other Income MD&A discussion on page 48 for the increase in Club O breakage. Please revise your MD&A discussion to explain the reasons behind the significant increase in Club O rewards breakage.

In 2012, $2.4 million of the total $3.3 million in breakage related to our Club O Rewards program as compared to $0.2 million of the total $0.9 million in 2011. As disclosed in footnote 2. Accounting Policies under the Club O Loyalty Program, given the program’s short history we recognize breakage when the reward dollars expire. We believe our presentation complies with Rule 5.03 paragraph (b)(7) of Regulation S-X, which states as follows:

“Non-operating income. State separately in the income statement or in a note thereto amounts earned from (a) dividends, (b) interest on securities, (c) profits on securities (net of losses), and (d) miscellaneous other income. Amounts earned from transactions in securities of related parties shall be disclosed as required under § 210.4-08(k). Material amounts included under miscellaneous other income shall be separately stated in the income statement or in a note thereto, indicating clearly the nature of the transactions out of which the items arose.”

Because we did not have (a) dividends, (b) interest on securities, or (c) profits on securities, all of our Other Income fell under clause (d), miscellaneous other income. Consequently, pursuant to the last sentence of paragraph (b)(7), we stated the amounts separately and indicated the nature of the transactions out of which the items arose, including breakage. Gift cards and Club O Rewards are both methods of customer payment that incur breakage, and the “nature of the transactions out of which the items arose” is breakage. We indicated in our disclosure that the breakage had two sources (“Gift card and Club-O rewards breakage”) but did not interpret Rule 5.03(b)(7) to require subcategory disclosure within the items disclosed as miscellaneous income.

Club O Rewards breakage is entirely due to expiring rewards, as we disclose in Item 7. Management’s Discussion And Analysis Of Financial Condition And Results of Operations, Critical Accounting Policies and Estimates, under the Club O Loyalty Program section, and in footnote 2. Accounting Policies, under the Club O Loyalty Program, where we state that due to the program’s short history, no reward dollar breakage is recognized until the reward dollars expire. The reason for the increase in Club O Rewards breakage in 2012 is two-fold: First, our Club O Rewards Program began in June 2010. Our Club O memberships are sold in 12-month subscriptions. When a Club O membership expires, a member has 90-days subsequent to the expiration of their membership to renew before their Club O rewards expire. Therefore, breakage as a result of Club O Rewards expirations did not begin until the latter part of 2011. Second, during the period April 2011 through July 2011, we gave free Club O memberships to a significant number of customers in states in which we severed our relationships with our affiliate marketers due to affiliate nexus laws passed within those states. A significant number of these free memberships expired with unused reward points in 2012. The increase in Club O Rewards breakage was due to a full year breakage of reward points issued related to paid and free memberships expiring in 2012.

In our 2012 Form 10-K, we discuss the Club O Loyalty Program in Item 7. Management’s Discussion And Analysis Of Financial Condition And Results of Operations, Critical Accounting Policies and Estimates,

Mr. Andrew Mew
September 20, 2013

under the Club O Loyalty Program section. We also discuss our loyalty program in footnote 2. Accounting Policies, under the Club O Loyalty Program. In both instances, we disclose that, due to the program’s short history, reward dollar breakage is recognized in other income upon expiration of the points. When taken as a whole with our discussion in Item 7., Comparison of Years Ended December 31, 2012 and 2011, under the Other income, net section, where we disclose that the increase in other income was primarily due to an increase in Club O rewards breakage, we believe we have disclosed sufficient information for a user of our financial statements to understand the breakage in our loyalty program.

3.
Please tell us the significance of revenues earned from your co-branded credit card agreement and your evaluation of the applicability of Rule 5.03 of Regulation S-X regarding separate reporting of revenues and costs of revenues from services and other revenues. Also, please expand your disclosure in future filings to disclose the estimated life of the credit card relationship.

Revenues earned from our co-branded credit card agreement totaled $967,000 and $556,000 for the years ended December 31, 2012 and 2011, respectively, which amounted to less than 1% of total net revenue for 2012 and 2011, respectively. Rule 5.03 paragraph (b) of Regulation S-X allows for the combining of the subcaptions described under paragraph 1 of the same rule, as long as each class is not more than 10 percent of the sum of the of the items. Using this criterion for evaluating the applicability of separate reporting of other revenues and costs of revenues, we believe revenues and related costs of revenues earned from our co-branded credit card agreement are reported correctly in accordance with Rule 5.03 paragraph (b) of Regulation S-X.

In future filings, we will disclose the estimated life of the credit card relationship as follows in footnote 2. Accounting Policies, Co-branded credit card revenue (proposed additions are underlined):

“We have entered into a co-branded credit card agreement with a commercial bank for the issuance of credit cards bearing the Overstock.com brand, under which the bank pays us fees for new accounts and for customer usage of the cards. The agreement also provides for a customer loyalty program offering reward points that customers will accrue from card usage and can use to make purchases on our Website (See "Club O loyalty program" above for more information). New account fees are recognized as revenue on a straight-line basis over the remaining estimated life of the credit card relationship which runs through April 2015. Credit card usage fees are recognized as revenues as actual credit card usage occurs. Revenues from new account and credit card usage fees were less than 1% of total net revenues for all periods presented.”

11. Deferred Revenue, page F-21

4.	Tell us and disclose the nature of other deferred revenue totaling $2.6 million as of December 31, 2012.

We have provided the detailed amounts comprising the $2.6 million of other deferred revenue, as well as their relative percentages of total current liabilities, in the table below. We advise the Staff that we classify deferred revenue as a component of current liabilities in our consolidated balance sheet. As such, we applied rule 5-02 paragraph 20 of Regulation S-X whereby items in excess of five percent of total current liabilities are stated separately in the balance sheet or in a note thereto. Because certain amounts consisting of deferred revenue are in excess of five percent of total current liabilities, we disclosed these amounts separately in footnote 11. Deferred Revenue, page F-21. Amounts consisting of other deferred revenue,

Mr. Andrew Mew
September 20, 2013

individually and in the aggregate, are not significant enough for separate disclosure under rule 5-02 paragraph 20 of Regulation S-X. Therefore, we combined them as allowed by rule 4-02 of Regulation S-X which permits the combination of insignificant amounts.

Deferred revenue other consists of the following for the year ended December 31, 2012 ($ in thousands):

	2012	% of current liabilities
Unearned revenue on in-store credits	$1,675	1.1%
Unearned revenue on vouchers	521	0.4%
Deferred bounty fees on new co-branded credit card accounts	384	0.3%
	$2,580	1.8%

20. Income Taxes, page F-34

5.	Explain to us and disclose what comprises other in your statutory to effective income tax rate reconciliation.

The other category is comprised of a change in the Net Operating Loss (“NOL”) carryforward deferred tax asset (“DTA”) related to prior year true-up adjustments of $1.8 million. The effect of the prior year true-up adjustments was an increase in the prior year NOL/DTA and the related valuation allowance. These adjustments had no impact on the income tax rate, but the change in valuation allowance is presented separately (i.e., we net the reduction in the valuation allowance resulting from the use of deferred tax assets to offset current year taxable income against the increase in the valuation allowance resulting from the increase in the prior year NOL carryforward) in the rate reconciliation. The remainder of other of $73,000 includes the following nondeductible items: lobbying expenses, fines and penalties, meals and entertainment, political contributions, stock options and tax credits.

We presented these items combined in other in our statutory to effective rate reconciliation as we do not believe they are material to the overall financial statements taken as a whole or to the rate reconciliation. According to ASC 740-10-50-11, the requirement is to disclose the “…estimated amount and the nature of each significant reconciling item…” As noted above, due to a full valuation allowance these prior year true-ups and the related change in valuation allowance have no impact on income tax expense or rate. Therefore, the prior period true-ups are not a significant reconciling item we are required to separately disclose and are properly presented in other.

Further, since we have a full valuation allowance, these items have no impact on either the balance sheet or the statement of operations for any of the periods presented. Additionally, there is no impact on the income tax provision or the tax rate. Our valuation allowance at 12/31/2012 is $80.0 million, after tax. The prior year true-up adjustments, included in other, are less than 1% of this amount. We believe this amount is not material to the rate reconciliation or the overall financial statements taken as a whole. Therefore, we do not believe any additional disclosure is needed in the tax footnote for the year ended December 31, 2012.

Mr. Andrew Mew
September 20, 2013

Definitive Proxy Statement filed on Schedule 14A
Executive Compensation, page 18
Compensation Discussion and Analysis, page 18
Elements of Compensation, page 21

6.
It is unclear how the bonus amount to be paid to each named executive officer was determined. You indicate that the awards are discretionary, but also reference the achievement of “plan objectives” and state that the awards generally “were not based on subjective factors.” Please revise to clarify how the bonus amount paid to each named executive officer was determined. If an award was made in the Compensation Committee’s discretion, please discuss the factors considered by the committee in making its determination. In addition, please disclose the actual Measurement Amount achieved in 2012.

The Company determined the bonus amount paid to each named executive officer by an arithmetical computation. The Company calculated the “Measurement Amount” for 2012, of which 33% of 33% of the amount in excess of $19 million was allocated to a total of 17 officers, as described in the proxy statement. Of the total bonus pool, the CEO received 0% (at his request), the President received approximately 3.5%, and each Senior Vice President received approximately 2.7%, resulting in the bonus payments to named executive officers disclosed in the proxy statement ($0 to the CEO; $99,106 to the President, and $75,706 to each of the Senior Vice Presidents). The Company paid the bulk of the bonus pool (83.0% of the pool) to employees who were not named executive officers.

The proxy statement discloses that the plan is “discretionary,” because the Compensation Committee has the authority to make adjustments. However, as described in the proxy statement, the Compensation Committee did not base allocations to Named Executive Officers on subjective factors except that the Compensation Committee believes that more senior officers should be paid larger bonuses than more junior employees. Within seniority levels (such as the Senior Vice President level), all named executive officers received the same bonus. Also, as described in the proxy statement, because the CEO had declined to accept a bonus, the Compensation Committee determined to re-allocate the bonus payable to the CEO under the 2012 Bonus Plan pro rata to the other members of the management team, including other named executive officers. The Compensation Committee did not otherwise exercise its discretion, and there was no other subjective factor involved in the determination of the bonuses. The total “Measurement Amount” for 2012 was $21,812,000; resulting in a bonus pool of $2,812,000 (the amount in excess of $19,000,000). Of the $2,812,000, a total of $477,636 (approximately 17%) was paid to named executive officers as described above and in the proxy statement.

To further clarify the arithmetical nature of the calculation of the bonuses payable to named executive officers, in future executive compensation disclosures we propose to add disclosure of the “Measurement Amount” (or any substantially similar metric relevant to the calculation of the bonuses) and of the percentages of the bonus pool allocated to each of the named executive officers.

At your request, the Company acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

Mr. Andrew Mew
September 20, 2013

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	The Company may not assert the Staff's action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing to the undersigned at (801) 947-4375.

Very truly yours,

/s/ Robert P. Hughes

Robert P. Hughes
Senior Vice President, Finance and Risk Management
Overstock.com, Inc.